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Exhibit 11.1

Canadian Satellite Radio Holdings Inc.

Code of Ethics

INTRODUCTION
Application

This Code of Conduct applies to all directors, officers and employees (full-time, part-time, casual and contract) of Canadian Satellite Radio Holdings Inc. and its subsidiaries and affiliates (collectively, "CSR"). The principles outlined in this Code are intended to:
• establish a minimum standard of conduct by which all CSR directors, officers and employees are expected to abide;
• protect the business interests of CSR; and
• maintain the reputation of CSR for honesty and integrity.
Following these principles

The Code is an expression of fundamental values. The integrity, reputation and profitability of CSR ultimately depend upon the individual actions of our directors, officers and employees. Each is personally responsible and accountable for compliance with the Code. In addition, any representatives, agents or consultants used by CSR shall be prohibited from acting on its behalf in any manner that is inconsistent with the standards of conduct applicable to directors, officers and employees under the Code.
Other requirements

The Code outlines basic principles that apply generally across CSR. In addition, CSR has adopted policies and procedures on specific topics that are applied across CSR. Directors, officers and employees are expected to familiarize themselves and comply with these specific policies and procedures.
Further guidance

The Code serves to assist in defining our ethical principles and is not all encompassing. The Code must be interpreted within the framework of the laws of the jurisdictions in which we operate, as well as in light of CSR other policies and procedures and good common sense. The Code sets out general principles, and some situations may not be addressed in the Code. In these cases, proper judgment should be exercised. Reasons such as "everyone does it" or "it's not illegal" are unacceptable as excuses for violating the Code. If in doubt about what to do in a particular situation, an employee should seek assistance before continuing. Communications are easy. Speak to the Chief Financial Officer or the Chair of the Corporate Governance Committee of CSR at any time.

Exceptions

Some limited situations may warrant making exceptions to the requirements of the Code. Any employee request for an exception to the Code should be made to the Chief Financial Officer or the Chair of the Corporate Governance Committee of CSR. Any request for an exception by a director or officer of CSR must be made through the Chair of the Corporate Governance Committee of CSR. Any such waiver must, as applicable, be promptly disclosed in accordance with the requirements of applicable securities laws.
Amendments

This Code may be amended or revised from time to time. Any suggestions for changes should be directed to the Chief Financial Officer of CSR, who will coordinate such requests with the Chair of the Corporate Governance Committee of CSR.
Breach of the Code

Any violation of the policies, procedures, standards or guidelines of CSR, or applicable laws and regulations, including the requirements set out in the Code, may impact an employee's performance assessment and pay. In addition, violations could result in disciplinary action, including termination of employment for cause, depending on the severity of the situation. Violations could also result in civil and/or criminal penalties and/or fines.
Reporting violations

It is the responsibility of each director, officer and employee to report any activities or practices (by themselves or others) if such person has good reason to believe any part of the principles in the Code (or any other legal requirements) have been violated. Failure to report may result in disciplinary action, up to and including dismissal. Violations or suspected violations of this Code should be reported to the attention of the employee's management, the Chief Financial Officer or the Chair of the Corporate Governance Committee, as appropriate.

Employees and others who suspect irregularities in the accounting, internal accounting controls or auditing matters of CSR, can report these matters in accordance with the previously published whistle-blowing policy contained in the Audit Committee Charter of CSR.
CSR prohibits any retribution against an individual for reporting anything he/she believes in good faith to constitute a violation or suspected violation of the Code or of any law or regulation.

GENERAL STANDARDS AND FOLLOWING THE LAW
All directors, officers and employees have a responsibility to:
	•	maintain high standards of honest and ethical conduct;
	•	act in good faith, responsibly and without misrepresenting material facts or allowing their independent judgment to be compromised;
	•	refrain from engaging in any activity that would prejudice their ability to carry out their duties ethically;
	•	refrain from engaging in or supporting any activity that would discredit CSR; and
	•	comply with rules and regulations of federal, provincial and local governments, and appropriate private and public regulatory agencies or organizations.
CONFLICTS OF INTEREST

A conflict arises whenever an employee, officer or director of CSR allows, or appears to allow, his or her personal interests or relationships to impair his or her judgment and ability to make decisions with integrity and honesty. Even if the employee does nothing wrong, his or her actions may sometimes appear to put him or her in a conflict of interest, which can be just as harmful as a real conflict. Every employee, officer and director of CSR has a responsibility to avoid situations that may lead to an actual or potential conflict of interest.

In addition to the procedures outlined in this Code, directors and officers must also adhere to the specific conflict of interest rules prescribed for them by applicable law. Although applicable laws may provide for exemptions from valuation or appraisal requirements for related party transactions in certain circumstances, the directors will generally require a valuation or appraisal where CSR is purchasing assets from a related party unless such directors determine that such valuation or appraisal is not necessary or desirable under the circumstances.

It is not always easy to be sure whether a situation may lead to an actual or apparent conflict of interest. Even when an employee believes that their actions would not be influenced, they must take steps to ensure that concerns regarding even an appearance of conflict are adequately addressed. If an employee finds him or herself in a situation where they are not sure if they are in a conflict, they should ask themselves the following questions:
•	Am I following proper CSR procedures?
•	Do I stand to gain personally from my actions?
•	Will my actions result in a financial or other advantage for my family, my friends or me?
•	Would I be uncomfortable discussing my actions with management or another employee?
•	Would I act differently if a friend or family member were not involved?

In some cases where a conflict exists, this will mean that another employee will have to conduct the transaction. An employee should seek the advice of the Chief Financial Officer or the Chair of the Corporate Governance Committee with any questions or concerns and must immediately disclose to the Chief Financial Officer or the Chair of the Corporate Governance Committee any material transaction or relationship that reasonably could be expected to give rise to an apparent or actual conflict.
In addition to the above general principles, employees, officers and directors must in particular avoid potential conflicts of interest with service providers and suppliers.

Employees, officers and directors must refuse any significant gift, favour, benefit or hospitality that would influence or would appear to influence their actions. In addition, in any dealings with a government official, service provider, supplier or other person or entity, no employee, officer or director shall request, accept or offer to give any significant thing of value, the purpose or result of which could be to influence the bona fide business relations between CSR and such persons or entities.

As a general rule, all employees, officers and directors of CSR are expected to avoid any outside activity, employment, position, association or investment that might interfere or appear to interfere with the independent exercise of their judgment regarding the best interests of CSR. An employee must discuss any outside employment or business activity with the Chief Financial Officer or the Chair of the Corporate Governance Committee before they become involved, to ensure there is no conflict of interest (actual, perceived or potential). Employees may not engage in employment or business activity that will or appears to put them in a conflict of interest with their duties at CSR.
PROTECTION OF INFORMATION

All employees must protect the confidentiality of CSR confidential information, which includes information about the properties, suppliers, service providers, employees and other sensitive information concerning CSR or its operations. Confidential information may not be disclosed to others, except when authorized to do so, and may not be used for unethical or illegal advantage, either personally or through third parties such as family members or friends. Failure to follow these requirements, as well as the other requirements of this Code, could result in conviction for an offence. Possible penalties include substantial fines, return of any profits earned as a result of use of such information and/or imprisonment.
As part of this obligation:
	•	Documents and files containing confidential information should be kept in a safe place to which access is restricted.
	•	Confidential matters should wherever practicable not be discussed in places where the discussion may be overheard, such as elevators, hallways, restaurants, airplanes or taxis.
	•	Confidential documents should wherever practicable not be read or displayed in public places, and should not be discarded where others can retrieve them.
	•	Employees should ensure they maintain the confidentiality of information in their possession outside of the office as well as inside the office.

HARASSMENT AND DISCRIMINATION

All CSR employees are responsible for conducting themselves in a manner that promotes a productive work environment and exhibits respect for all individuals, including in their dealings with coworkers, service providers, suppliers or the public. Therefore, CSR employees must not discriminate against any person on any ground that is protected by human or civil rights law.

Employees are required to familiarize themselves with, and adhere to local guidelines and procedures relating to harassment in the workplace. Harassment of an individual or group on the basis of race, sex or gender, sexual orientation, disability, national or ethnic origin, colour, religion, marital status or any other legally protected category is prohibited at CSR.
DRUG AND ALCOHOL ABUSE

All directors, officers and employees must abide by applicable laws and regulations relating to the possession or use of alcohol and drugs. CSR prohibits the illegal use, sale, purchase, transfer, possession or presence in one's system of drugs, other than medically prescribed drugs, while on its premises. CSR also prohibits the use, sale, purchase, transfer or possession of alcoholic beverages by employees while on its premises.
ACCURACY OF CSR RECORDS

All CSR business transactions must be properly authorized and be completely and accurately recorded on the books and records of CSR in accordance with generally accepted accounting principles and established financial policies of CSR. No secret or unrecorded cash funds or other assets may be established or maintained for any purpose.
The retention or proper disposal of the records of CSR must be in accordance with established financial policies of CSR and applicable statutory and legal requirements.

All employees involved in preparing or providing information for inclusion in any reports or documents which CSR is required to file with any governmental or regulatory agency or any public communications are responsible for ensuring that (i) information provided is complete, accurate and current, and (ii) reports and documents are prepared in conformity with all regulatory requirements and filed in a timely manner. In addition, all such employees must produce full, fair, accurate, timely and understandable disclosure in reports and documents that CSR files with, or submits to, regulators as well as in public communications made by CSR.

If an employee becomes aware of a materially inaccurate or misleading statement in a public communication, the employee must report it immediately to the Chief Financial Officer or the Chair of the Corporate Governance Committee.

While employees may claim reasonable business expenses consistent with the expense policies of CSR, they are prohibited from making excessive, fictitious or unnecessary claims. All expense reports should be submitted on a timely basis.
ERROR RECONCILIATION

It is the policy of CSR to advise customers and suppliers of any clerical or accounting errors and promptly to effect correction of the error through credits, refunds or other mutually acceptable means.
COMPLIANCE

The Chief Financial Officer and the Corporate Governance Committee of CSR shall be primarily responsible for the enforcement of the principles and policies set forth in the Code. Each officer of CSR shall be required to annually certify to the board of directors of CSR their compliance with the principles and polices set forth herein.

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Canadian Satellite Radio Holdings Inc. Code of Ethics